

November 4, 2009

Via U.S. Mail and Fax (720) 876-2374

Ms. Robert C.J. van Mourik
Chief Financial Officer
Ameralia, Inc.
9233 Park Meadows Drive, Suite 431
Lone Tree, CO 80124

      Re: **Ameralia, Inc.**
               Form 10-KSB for the Fiscal Year Ended June 30, 2008
               Filed December 24, 2008

               Form 10-Q for the Quarterly Period Ended September 30, 2008
               Filed December 31, 2008
               File No. 0-15474

Dear Mr. van Mourik,

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

               Sincerely,

               /s/ Chris White

               Chris White
               Branch Chief